(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: June 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

The Sands Regent

Full Name of Registrant

Former Name if Applicable

345 North Arlington Ave.

Address of Principal Executive Office (Street and Number)

Reno, Nevada, 89501

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In the process of preparing its tax accrual for the fiscal year ended June 30, 2006, The Sands Regent (the “Company” or “Sands Regent”) discovered a potential error in the deferred tax accounts. The Company is currently evaluating the nature and extent of the potential error and requires additional time to analyze its tax accruals. These processes cannot be completed prior to September 28, 2006 without unreasonable expense or effort. As a result, the Company can not file its annual report on Form 10-K for the fiscal year ended June 30, 2006 within the time period prescribed by Rule 13a-1 of the Securities Exchange Act of 1934. The Company plans to file such annual report as soon as practicable, and expects such filing to occur before the fifteenth calendar day following its original due date.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Cornelius T. Klerk (Name)	775 (Area Code)	348-2200 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Sands Regent

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date September 28, 2006	By	/s/ Cornelius T. Klerk
Cornelius T. Klerk, Chief Financial Officer